SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K
                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                              DATED August 12, 2003

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                        Commission File Number: 001-14666

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                            ISPAT INTERNATIONAL N.V.
             (Exact name of registrant as specified in its Charter)

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                             15th Floor, Hofplein 20
                                3032 AC Rotterdam
                                 The Netherlands
              (Address of registrant's principal executive offices)

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         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F   X                  Form 40-F
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         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                  Yes                            No          X
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         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                  Yes                            No          X
                            -----                          -----

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes                            No          X
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         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A
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                                      INDEX
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Press Release of Ispat International N.V., dated August 12, 2003, announcing end of worker's strike at Ispat Mexicana S.A. de C.V., the Mexican subsidiary of Ispat International N.V.


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                               [GRAPHIC OMITTED]

                            ISPAT INTERNATIONAL N.V.
                            Member of THE LNM GROUP

For Immediate Release: Rotterdam, 12th August, 2003

      ISPAT INTERNATIONAL N.V. ANNOUNCES END OF STRIKE AT ITS MEXICAN PLANT

Ispat Mexicana S.A. de C.V., ("Imexsa") the Mexican subsidiary of Ispat International N.V. (NYSE:IST US; AEX: IST NA), is pleased to announce that the strike at its Lazaro Cardenas plant has ended, and that production will resume today.

Workers of Sindicato Nacional de Trabajadores Mineros, Metalurgicos y similares de la Republica Mexicana (the National Mining, Mineral and similar workers Union of Mexico) Section 271, declared the strike at Imexsa's Lazaro Cardenas plant and at three other companies on August 1, 2003 at 12:01 AM. The strike was the result of a disagreement between the Union and one of the other three companies. The company in disagreement with the workers' union is not related to Ispat Mexicana or any other subsidiary of Ispat International N.V.


For further information, please call:

T. N. Ramaswamy             Paul Weigh
Director, Finance           Corporate Communications
Ispat International N.V.    Ispat International N.V.
Tel: +44 20 7543 1174       Tel: +44 20 7543 1172


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                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date:   August 12, 2003
                                               ISPAT INTERNATIONAL N.V.


                                               By /s/   Bhikam C. Agarwal
                                                 ------------------------------
                                                        Bhikam C. Agarwal
                                                        Chief Financial Officer